# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: EBR SYSTEMS, INC., CIK 0001347123
CUSIP: 000000000
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 480 Oakmead Parkway, Sunnyvale, California (CA), 94085
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002043018

## Reporting persons
- H.E.S.T. Australia Ltd.: type of reporting person: other (OO); citizenship or place of organization: Australia (C3); sole voting power 17,633,860; shared voting power 18,947,624; sole dispositive power 17,633,860; shared dispositive power 18,947,624; aggregate amount beneficially owned 36,581,484 (8.5% of the class)
  Comment: Rows 5 and 7 include 17,633,860 shares of common stock, par value $0.0001 per share ("common stock"), underlying the same amount of CHESS Depositary Interests ("CDIs") of EBR Systems, Inc. (the "Issuer") held by H.E.S.T. Australia Ltd. (the "Reporting Person"), as trustee for HESTA. Each CDI represents the right to receive one share of common stock. The CDIs are held by CHESS Depositary Nominees Pty Limited, a subsidiary of ASX Limited.
  
  Rows 6 and 8 include 15,875,392 CDIs and 3,072,232 shares of common stock issuable upon exercise of certain warrants held by MRCF3 Service (H) Pty Ltd ("MRCF3 Service (H)") on trust for MRCF3 (H) Trust. MRCF3 Service (H) is the trustee of MRCF3 (H) Trust. The Reporting Person is the sole unitholder in MRCF3 (H) Trust. Pursuant to a Part B Management Agreement, dated April 22, 2015, among MRCF3 Service (H), BCP3 Pty Ltd and the Reporting Person, the Reporting Person may be deemed to share voting and investment power with respect to the CDIs and shares of common stock issuable upon exercise of certain warrants held by MRCF3 (H) Trust. Based on information provided by the Issuer in Amendment No. 3 to the Issuer's Form 10, filed with the U.S. Securities and Exchange Commission ("SEC") on November 21, 2024, Christopher Nave and Henry Thompson are the members of MRCF3 Service (H) and share voting and investment power over the CDIs held by the Reporting Person.
  
  Row 11 is based on the sum of (i) 373,076,861 shares of the Issuer's common stock outstanding (including shares underlying all issued and outstanding CDIs) as of May 12, 2025, as disclosed in the Issuer's Quarterly Report on Form 10-Q for the quarter ended March 31, 2025, filed with the SEC on May 13, 2025 and (ii) 55,900,000 CDIs issued in an underwritten placement to institutional investors on May 26, 2025, as reported in the Issuer's Current Report on Form 8-K filed with the SEC on May 29, 2025.

## Item 1. Issuer
Name of issuer: EBR SYSTEMS, INC.
Address of issuer's principal executive offices: 480 Oakmead Parkway, Sunnyvale, CA 94085

## Item 2. Person Filing
Name of person filing: H.E.S.T. Australia Ltd.
Address of principal business office or, if none, residence: Level 20, 2 Lonsdale Street, Melbourne, Victoria, 3000
Citizenship: Australia

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 36,581,484
Percent of class: 8.5
Sole power to vote or to direct the vote: 17,633,860
Shared power to vote or to direct the vote: 18,947,624
Sole power to dispose or to direct the disposition: 17,633,860
Shared power to dispose or to direct the disposition: 18,947,624

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- H.E.S.T. Australia Ltd.: /s/ Bruce Cooper, Attorney-in-Fact (08/01/2025)